FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____                 No    X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 April 2010.

2.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 1 April 2010.

3.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 April 2010.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 April 2010.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 April 2010.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 April 2010.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 April 2010.

8.	Press release entitled, “AstraZeneca PLC Annual Information Update”, dated 9 April 2010.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 April 2010.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 April 2010.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 April 2010.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 April 2010.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 April 2010.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 April 2010.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 April 2010.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 April 2010.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 April 2010.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 April 2010.

19.	Press release entitled, “SEROQUEL XR recommended for approval in EU as an add-on treatment of Major Depressive Disorder”, dated 23 April 2010.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 April 2010.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 April 2010.

22.	Press release entitled, “CRESTOR™ gains new EU indication to prevent major cardiovascular events in high risk patients”, dated 27 April 2010.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 April 2010.

24.	Press release entitled, “AstraZeneca finalises US agreement on Seroquel marketing”, dated 28 April 2010.

25.	Press release entitled, “AstraZeneca First Quarter Results 2010”, dated 28 April 2010.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 April 2010.

27.	Press release entitled, “AstraZeneca PLC First Quarter Results 2010” (front half), dated 29 April 2010.

28.	Press release entitled, “AstraZeneca PLC First Quarter Results 2010 Condensed Consolidated Statement of Comprehensive Income” (back half), dated 29 April 2010.

29.	Press release entitled, “AstraZeneca PLC Annual General Meeting: 29 April 2010”, dated 29 April 2010.

30.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 April 2010.

31.	Press release entitled, “Transactions by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 30 April 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 May 2010	By: /s/ Adrian C. N. Kemp
Name: Adrian C. N. Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 March 2010, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2934 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,449,147,475.

A C N Kemp
Company Secretary
1 April 2010

Item 2

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Tony Zook, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 26 March 2010, Mr Zook sold 18,739 AstraZeneca American Depositary Shares (ADSs) at a price of $44.47 per ADS.  One ADS equals one ordinary share.

A C N Kemp
Company Secretary
1 April 2010

Item 3

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 March 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,449,287,597 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,449,287,597.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 April 2010

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 130,740 ordinary shares of AstraZeneca PLC at a price of 2942 pence per share on 1 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,449,156,857.

A C N Kemp
Company Secretary
6 April 2010

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,518 ordinary shares of AstraZeneca PLC at a price of 2924 pence per share on 6 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,449,091,918.

A C N Kemp
Company Secretary
7 April 2010

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 130,717 ordinary shares of AstraZeneca PLC at a price of 2942 pence per share on 7 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,448,964,844.

A C N Kemp
Company Secretary
8 April 2010

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,104 ordinary shares of AstraZeneca PLC at a price of 2934 pence per share on 8 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,448,842,317.

A C N Kemp
Company Secretary
9 April 2010

Item 8

ASTRAZENECA PLC
ANNUAL INFORMATION UPDATE

As required under the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F Information on 15 March 2010, AstraZeneca PLC is presenting its Annual Information Update in relation to information that has been published or made available to the public between 20 March 2009 and 8 April 2010.

This Annual Information Update is also being made available on the Investors section of our website, www.astrazeneca.com.

The information referred to in this Annual Information Update was correct at the time it was published but may now be out of date.

1. Announcements made via a RIS

The documents listed below were published via a Regulatory Information Service on or around the dates indicated.

Date	Description of Contents of Announcement

20/03/09	Annual Information Update
25/03/09	Director/PDMR Shareholding
25/03/09	Director/PDMR Shareholding
30/03/09	Director/PDMR Shareholding
30/03/09	Director/PDMR Shareholding
30/03/09	Director/PDMR Shareholding
30/03/09	Director/PDMR Shareholding
31/03/09	Total Voting Rights
01/04/09	Director/PDMR Shareholding
02/04/09	Onglyza
02/04/09	Director/PDMR Shareholding
03/04/09	Seroquel PDAC
06/04/09	Symbicort CRL
06/04/09	OTC Portfolio Divestment
07/04/09	Apotex re Pulmicort
09/04/09	Seroquel XR PDAC
17/04/09	Pulmicort TRO - Apotex
23/04/09	Onglyza PDUFA
23/04/09	Iressa CHMP
29/04/09	Notice of Results
30/04/09	AGM Poll Results
30/04/09	Total Voting Rights
07/05/09	AGM Resolutions filed with UKLA
11/05/09	Brilinta PLATO

20/05/09	PDMR PSP Interests [DRB]
21/05/09	Pulmicort : Injunction against Apotex
27/05/09	Director/PDMR Shareholding
29/05/09	Seroquel XR
29/05/09	Total Voting Rights
04/06/09	AstraZeneca+Abbott re Certriad
11/06/09	Seroquel Paediatric SNDA
26/06/09	Onglyza CHMP
30/06/09	Total Voting Rights
01/07/09	Iressa : Europe
01/07/09	Director/PDMR Shareholding
09/07/09	MAP Pharmaceuticals
29/07/09	Notice of Results
21/07/09	Director/PDMR Shareholding
31/07/09	Total Voting Rights
03/08/09	Onglyza
26/08/09	Director/PDMR Shareholding
01/09/09	Brilinta
01/09 09	Total Voting Rights
01/09/09	Director/PDMR Shareholding
04/09/09	Euro Medium Term Note Programme
08/09/09	Director/PDMR Shareholding
21/09/09	NKTR-118
28/09/09	Seroquel
01/10/09	Total Voting Rights
05/10/09	Onglyza
06/10/09	Holding(s) in Company
28/10/09	Notice of Results : Q3
28/10/09	Zactima
30/10/09	Director/PDMR Shareholding
02/11/09	Total Voting Rights
19/11/09	Brilinta NDA
01/12/09	Total Voting Rights
03/12/09	Targacept Collaboration
04/12/09	Seroquel XR
08/12/09	TR1 – BlackRock, Inc
11/12/09	Crestor : Briefing Materials
16/12/09	Crestor : FDA Vote Result
23/12/09	Novexel + Forest
24/12/09	Motavizumab CRL Response
04/01/10	Total Voting Rights
07/01/10	Teva : Nexium/Prilosec Settlement
27/01/10	Notice of Results
27/01/10	Director/PDMR Shareholding
01/02/10	Director/PDMR Shareholding
01/02/10	Total Voting Rights
09/02/10	Crestor JUPITER Approval
16/02/10	Rigel Pharma
23/02/10	Transaction in Own Shares

23/02/10	UK Tax Settlement
24/02/10	Director/PDMR Shareholding
24/02/10	Director/PDMR Shareholding
26/02/10	Director/PDMR Shareholding
26/02/10	Director/PDMR Shareholding
01/03/10	Merck Agreement UpDate
01/03/10	Total Voting Rights
03/03/10	Director/PDMR Shareholding
05/03/10	Director/PDMR Shareholding
08/03/10	Recentin HORIZON III
09/03/10	Transaction in Own Shares
11/03/10	Torrent Pharmaceuticals
11/03/10	Director/PDMR Shareholding
15/03 10	Notice of Emerging Markets Event
15/03/10	Publication of Annual Report for 2009
15/03/10	Board Changes
18/03/10	Transaction in Own Shares
18/03/10	Seroquel : Product Liability Trial Update
25/03/10	Transaction in Own Shares
26/03/10	Transaction in Own Shares
29/03/10	Transaction in Own Shares
29/03/10	Director/PDMR Shareholding
30/03/10	Transaction in Own Shares
30/03/10	Certriad CRL
30/03/10	Share RePurchase Programme
31/03/10	Director/PDMR Shareholding
31/03/10	Director/PDMR Shareholding
01/04/10	Transaction in Own Shares
01/04/10	Director/PDMR Shareholding
01/04/10	Total Voting Rights
06/04/10	Transaction in Own Shares
07/04/10	Transaction in Own Shares
08/04/10	Transaction in Own Shares
08/04/10	Filing of Annual Report on SEC Form 20F

All of the above documents are available for download on the Prices and News section of the London Stock Exchange website, www.londonstockexchange.com.

2. Documents filed at Companies House

All of the documents below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document type

01/04/09	Form 288b – Director Resigned
01/05/09	Form 288b – Director Resigned
12/05/09	Resolutions after AGM 2009
03/06/09	Group of Companies’ Accounts made up to 31/12/08

16/06/09	Form 288c – Director’s change of particulars
08/07/09	Form 363 – Return made up to 15/05/09
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
08/07/09	Form 169 – Return by a Company Purchasing its Own Shares
06/10/09	Form AD02 – SAIL address created
06/10/09	Form AD03 – Register(s) moved to SAIL address

All of the documents above are available for download from the Companies House website at www.companieshouse.gov.uk, or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

3. Documents submitted to the FSA

All the documents below were submitted to the FSA on or around the dates indicated.

Date	Document

07/05/09	AGM Resolutions
04/09/09	Euro Medium Term Note Prospectus
15/03/10	Annual Report and Form 20-F Information 2009
15/03/10	Notice of AGM 2010 and Shareholders’ Circular
15/03/10	Shareholder Letter 2009

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

The Notice of AGM, Annual Report and Form 20-F Information and Shareholder Letter are also available via the Investors section of our website, www.astrazeneca.com.

4. Documents lodged with the Securities and Exchange Commission

The documents listed below were filed with the SEC on or around the dates indicated.

Date	Document

06/04/09	Form 6-K Quarterly Reports
07/05/09	Form 6-K Quarterly Reports
08/06/09	Form 6-K Quarterly Reports
25/06/09	Form 11-K
10/07/09	Form 6-K Quarterly Reports
12/08/09	Form 6-K Quarterly Reports
16/09/09	Form 6-K Quarterly Reports
17/09/09	Form 25-NSE
07/10/09	Form 6-K Quarterly Reports
12/11/09	Form 6-K Quarterly Reports
07/12/09	Form 6-K Quarterly Reports
09/12/09	Form F-6EF
07/01/10	Form 6-K Quarterly Reports
29/01/10	Form SC 13G
05/02/10	Form 6-K Quarterly Reports
04/03/10	Form 6-K Quarterly Reports
25/03/10	Form 6-K Quarterly Reports
25/03/10	Form 20-F Annual Report 2009

All of the documents above are available for viewing on the Investor section of our website, www.astrazeneca.com.

5.  Further Information

Further information about AstraZeneca PLC can be found at our website, www.astrazeneca.com.

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,485 ordinary shares of AstraZeneca PLC at a price of 2925 pence per share on 9 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,448,715,964.

A C N Kemp
Company Secretary
12 April 2010

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,151 ordinary shares of AstraZeneca PLC at a price of 2933 pence per share on 12 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,448,602,639.

A C N Kemp
Company Secretary
13 April 2010

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 130,877 ordinary shares of AstraZeneca PLC at a price of 2939 pence per share on 13 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,448,483,099.

A C N Kemp
Company Secretary
14 April 2010

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,625 ordinary shares of AstraZeneca PLC at a price of 2922 pence per share on 14 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,448,357,989.

A C N Kemp
Company Secretary
15 April 2010

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,651 ordinary shares of AstraZeneca PLC at a price of 2921 pence per share on 15 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,448,226,890.

A C N Kemp
Company Secretary
16 April 2010

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,337 ordinary shares of AstraZeneca PLC at a price of 2928 pence per share on 16 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,448,101,342.

A C N Kemp
Company Secretary
19 April 2010

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 130,705 ordinary shares of AstraZeneca PLC at a price of 2943 pence per share on 19 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,447,996,879.

A C N Kemp
Company Secretary
20 April 2010

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 129,756 ordinary shares of AstraZeneca PLC at a price of 2964 pence per share on 20 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,447,867,834.

A C N Kemp
Company Secretary
21 April 2010

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 130,184 ordinary shares of AstraZeneca PLC at a price of 2954 pence per share on 21 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,447,742,177.

A C N Kemp
Company Secretary
22 April 2010

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,876 ordinary shares of AstraZeneca PLC at a price of 2916 pence per share on 22 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,447,615,200.

A C N Kemp
Company Secretary
23 April 2010

Item 19

SEROQUEL XR RECOMMENDED FOR APPROVAL IN EU AS AN ADD-ON TREATMENT OF MAJOR DEPRESSIVE DISORDER

AstraZeneca today announced that the Committee for Medicinal Products for Human Use (CHMP), of the European Medicines Agency (EMA) concluded that the benefit-risk profile of once-daily SEROQUEL XR (quetiapine fumarate) extended-release tablets was positive as an add-on medication for major depressive episodes in major depressive disorder patients who have had sub-optimal response to treatment with other antidepressants.

The application was referred to the CHMP following a negative outcome for the application in 2009, during an assessment via the Mutual Recognition Procedure.

The EMA will now forward the opinion of the CHMP to the European Commission (EC) for their final decision, which will then be implemented in the individual Member States affected.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

23 April 2010

- ENDS -

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,292 ordinary shares of AstraZeneca PLC at a price of 2907 pence per share on 23 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,447,483,606.

A C N Kemp
Company Secretary
26 April 2010

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,287 ordinary shares of AstraZeneca PLC at a price of 2907 pence per share on 26 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,447,363,582.

A C N Kemp
Company Secretary
27 April 2010

Item 22

CRESTOR™ GAINS NEW EU INDICATION TO PREVENT MAJOR CARDIOVASCULAR EVENTS IN HIGH RISK PATIENTS

CRESTOR™ (rosuvastatin) has been approved in nineteen countries within the EU for the prevention of major cardiovascular events in patients who are at high risk* of having a first cardiovascular event.

This new indication is based on subgroup data from the landmark JUPITER study, which evaluated the impact of rosuvastatin 20 mg on reducing major cardiovascular events in a previously unstudied population. A post-hoc analysis of this subgroup data showed a significant reduction in the combined endpoint of heart attacks, strokes and CV deaths amongst the high risk patients within JUPITER.

“This new indication is a significant milestone and means that rosuvastatin can now be prescribed to high risk patients to prevent CV events including heart attacks and strokes”, said Michael Cressman, Executive Director of Clinical Research for CRESTOR, “Clinical studies have previously shown that rosuvastatin was the most effective statin at lowering LDL-C, had a significant effect on raising HDL-C and slowed the progression of atherosclerosis, an underlying cause of cardiovascular disease.”

In JUPITER, rosuvastatin 20 mg was well tolerated in nearly 9,000 patients. There was no difference between treatment groups for major adverse events. There was a small increase in physician reported diabetes which is in line with data from other large placebo controlled statin trials. This finding has been reflected in the updated Summary of Product Characteristics (SmPC).
* high risk patients defined as having a SCORE risk ≥ 5% or Framingham Risk >20%

Notes to editors:

About JUPITER:

JUPITER was a long-term, randomised, double-blind, placebo-controlled, large-scale study of 17,802 patients designed to determine if rosuvastatin 20 mg decreased the risk of heart attack, stroke and other cardiovascular events in patients with low to normal LDL-C but at increased cardiovascular risk as identified by age and elevated high-sensitivity C-reactive protein (hsCRP). The majority of patients had at least one other risk factor including hypertension, low HDL-C, family history of premature coronary heart disease (CHD) or smoking. hsCRP is a recognised marker of inflammation which is associated with an increased risk of atherosclerotic cardiovascular events. JUPITER was stopped early by the Data Safety Monitoring Board due to meeting pre-defined stopping rules for efficacy in patients treated with CRESTOR. There was a s mall increase in physician reported diabetes (2.8% in patients taking CRESTOR vs. 2.3% in patients taking placebo) observed in the JUPITER trial.

This new indication is based on a post-hoc analysis described in section 5.1 of the EU SmPC which reads, ‘In a post-hoc analysis of a high-risk subgroup of subjects with a baseline Framingham risk score >20% (1558 subjects) there was a significant reduction in the combined end-point of cardiovascular death, stroke and myocardial infarction (p=0.028) on rosuvastatin treatment versus placebo. The absolute risk reduction in the event rate per 1000 patient-years was 8.8. Total mortality was unchanged in this high risk group (p=0.193). In a post-hoc analysis of a high-risk subgroup of subjects (9302 subjects total) with a baseline SCORE risk ≥5% (extrapolated to include subjects above 65 yrs) there was a significant reduction in the combined end-point of cardiovascular death, stroke and myocardial infarction (p=0.0003) on rosuvastatin treatment versus placebo. The absolute risk reduction in the event rate was 5.1 per 1000 patient-years. Total mortality was unchanged in this high risk group (p=0.076)’.

JUPITER is a part of AstraZeneca’s extensive GALAXY clinical trials programme, designed to address important unanswered questions in statin research. Currently, more than 65,000 patients have been recruited from 55 countries worldwide to participate in the GALAXY Programme.

About Crestor (rosuvastatin):
CRESTOR has now received regulatory approval in over 100 countries. More than 19 million patients have been prescribed CRESTOR worldwide. Data from clinical trials and real world use shows that the safety profile for CRESTOR is in line with other marketed statins. CRESTOR is not indicated to slow the progression of atherosclerosis within the EU. The rosuvastatin SmPC has also been updated to include an indication for the treatment of dyslipidaemia in children and adolescents with heterozygous familial hypercholesterolaemia. New statin class labeling has also been included relating to depression, sexual dysfunction, sleep disturbance, oedema, dyspnoea, cough and interstitial lung disease.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

27 April 2010

- ENDS -

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,274 ordinary shares of AstraZeneca PLC at a price of 2863 pence per share on 27 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,447,229,358.

A C N Kemp
Company Secretary
28 April 2010

Item 24

ASTRAZENECA FINALISES US AGREEMENT ON SEROQUEL MARKETING

AstraZeneca announced today that the company has finalised a previously announced agreement in principle with federal and state entities in the United States to resolve civil allegations relating to the company’s past marketing and promotion of its atypical antipsychotic, SEROQUEL.

The final agreement is with the United States Attorney’s Office for the Eastern District of Pennsylvania, the United States Department of Justice, various other federal agencies, the National Association of Medicaid Fraud Control Units (NAMFCU) and the two qui tam relators.

Under the terms of the agreement, AstraZeneca denies the allegations but will pay a previously disclosed $520 million that was taken as a reserve in 2009, along with certain accrued interest. A portion of the payment will be distributed to states participating in the NAMFCU settlement.

As part of the settlement, AstraZeneca has entered into a corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services. The corporate integrity agreement will be in effect for five years.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

28 April 2010

- ENDS -

Item 25

AstraZeneca First Quarter Results 2010

Tomorrow, Thursday, 29 April 2010, AstraZeneca will release First Quarter Results 2010 at 11:00BST.

There will be an analyst teleconference covering the results at 12:30BST for which the numbers are:

UK freephone: 0800 012 1324
US freephone: 1 866 804 8688
Swedish freephone: 0200 110 487
International: +44 (0)844 800 4254
Emergency back-up number: +44 (0)1296 311 600

Passcode: 427224#

These numbers and details of the replay facility available through 17:00BST Friday, 14 May 2010, are available on the Investors section of the AstraZeneca website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,609 ordinary shares of AstraZeneca PLC at a price of 2833 pence per share on 28 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,447,093,749.

A C N Kemp
Company Secretary
29 April 2010

Item 27

AstraZeneca PLC
FIRST QUARTER RESULTS 2010

London, 29 April 2010

Revenue for the first quarter increased by 7 percent at constant exchange rates (CER) to $8,576 million.

-Emerging Markets revenue increased by 19 percent at CER; Company provides enhanced regional revenue reporting.

-Crestor sales increased by 27 percent at CER.

Core operating profit increased by 10 percent at CER to $3,857 million.

-Benefit from revenue growth and cost discipline, partially offset by lower gross margin.

Core EPS increased by 23 percent at CER to $2.03.

-Core EPS benefited by $0.13 from net adjustments to tax provisions as a consequence of the previously disclosed settlement with UK Tax Authorities and developments in other transfer pricing matters.  The effective tax for the quarter was 21 percent.  Company continues to anticipate the full year tax rate to be around 27 percent.

Reported EPS increased by 23 percent at CER to $1.91.

Net debt was $759 million at 31 March 2010.

-Strong cash generation from operations more than offset by the payment of the second interim dividend of $2,367 million, first instalment of the tax settlement, and investment in external pipeline opportunities during the quarter.

Core EPS target for the full year increased to the range of $6.05 to $6.35.

Financial Summary

Group	1st Quarter 2010 $m	1st Quarter 2009 $m	Actual %	CER %
Revenue	8,576	7,701	+11	+7
Reported
Operating Profit	3,643	3,163	+15	+10
Profit before Tax	3,519	3,003	+17	+12
Earnings per Share	$1.91	$1.48	+29	+23
Core*
Operating Profit	3,857	3,362	+15	+10
Profit before Tax	3,733	3,202	+17	+12
Earnings per Share	$2.03	$1.58	+28	+23

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2010 is based.  See page 9 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “The first quarter results reflect continued strong market performance for key brands like Crestor, Seroquel and Symbicort.  We saw revenue growth in all major regions, including another strong quarter in Emerging Markets. Looking forward, revenue comparisons will become more challenging in the second half of the year as a result of the uplift from Toprol-XL and H1N1 vaccine sales in 2009 and the expiration of the Arimidex patent later this year. Based on the first quarter performance and the outlook for the remainder of the year we have increased our Core EPS target.  Our pipeline has been further strengthened during the quarter by the addition of a new late-stage development project in rheumatoid arthritis from Rigel Pharmaceuticals.”

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Revenue in the first quarter increased by 7 percent at CER, but was up 11 percent on an actual basis as a result of the positive impact of exchange rate movements.  Global revenue growth was 6 percent after adjusting for US sales of Toprol-XL and vaccine for Novel Influenza A (H1N1).  US revenue was up 2 percent.  Excluding Toprol-XL and H1N1 vaccine sales, US revenue was down 1 percent.  Group revenue in the Rest of World was up 11 percent.  Revenue in Western Europe was up 7 percent.  Revenue in Established Rest of World (ROW) was up 12 percent, including a 14 percent increase in Japan.  Revenue in Emerging Markets increased by 19 percent; this growth accounted for 42 percent of total Group revenue growth outside the US.

Core operating profit in the first quarter was up 10 percent to $3,857 million, as a result of sales growth and cost discipline, which was partially offset by a reduction in gross margin.  Reported operating profit was $3,643 million; the 10 percent increase was the same as the growth in Core operating profit, as adjustments to Core operating profit were broadly similar in both this and the prior year quarter.

Core earnings per share in the first quarter were $2.03 compared with $1.58 in the first quarter 2009, a 23 percent increase at CER.  Core earnings per share in the quarter benefited by $0.13 f rom net adjustments to tax provisions as a consequence of the previously disclosed settlement with the UK Tax Authorities and developments in other transfer pricing matters.  As a result, the effective tax rate in the first quarter this year was 21 percent, compared with 28.6 percent in the first quarter last year.  The Company continues to anticipate the full year tax rate for 2010 to be around 27 percent, in line with guidance provided in conjunction with the settlement announcement.  Reported earnings per share in the first quarter were $1.91, up 23 percent compared with the first quarter of 2009, as adjustments to Core earnings were broadly comparable in both periods.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Full Year 2009 results and the pipeline table remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Developments since the last update include:

Crestor

On 8 February 2010, AstraZeneca announced that the US Food and Drug Administration (FDA) has approved Crestor (rosuvastatin calcium) to reduce the risk of stroke, myocardial infarction (heart attack) and arterial revascularization procedures in individuals without clinically evident coronary heart disease but with an increased risk of cardiovascular disease (CVD) based on age (men ≥50 and women ≥60), high-sensitivity C-reactive protein (hsCRP) ≥ 2 mg/L, and the presence of at least one additional CVD risk factor, such as hypertension, low HDL-C, smoking, or a family history of premature coronary heart disease.

The FDA approval was based on data from the landmark JUPITER (Justification for the Use of statins in Primary prevention: an Intervention Trial Evaluating Rosuvastatin) study which evaluated the impact of Crestor 20mg on reducing major cardiovascular (CV) events in a previously unstudied population. In JUPITER, Crestor significantly reduced the relative risk of heart attack by 54% (p<0.001), stroke by 48% (p=0.002), and arterial revascularization by 46% (p<0.001) vs. placebo.

On 27 April 2010, the Company announced that Crestor has been approved in nineteen countries within the EU for the prevention of major cardiovascular events in patients who are at high risk of having a first cardiovascular event. This new indication is based on subgroup data from the landmark JUPITER study, which evaluated the impact of rosuvastatin 20mg on reducing major cardiovascular events in a previously unstudied population. A post-hoc analysis of this subgroup data showed a significant reduction in the combined endpoint of heart attacks, strokes and CV deaths amongst the high risk patients within JUPITER.

Brilinta

Brilinta (ticagrelor), an investigational oral antiplatelet treatment for the reduction of major adverse cardiac events in patients with acute coronary syndromes (ACS), is under regulatory review in North America and in Europe.  Regulatory applications have also been submitted to other health authorities, including Brazil and Russia.

The Company has recently initiated a Phase II clinical development programme with Brilinta in Japan, as there were no Japanese centres included in the PLATO trial.

On 16 March 2010, AstraZeneca announced results of a new analysis of the PLATO (A Study of PLATelet Inhibition and Patient Outcomes) study which showed there were fewer deaths in patients with ACS who took the investigational oral antiplatelet Brilinta (ticagrelor) within seven days prior to having heart bypass surgery (coronary artery bypass graft, CABG) compared to those who took clopidogrel. These data were presented at the American College of Cardiology (ACC) meeting in Atlanta, Georgia.

This analysis included 1,261 patients who were on study medication up to seven days prior to stopping study medication due to the need for urgent CABG surgery at any time after their ACS event. The patients randomised to ticagrelor had a significantly lower rate of total and CV death than those randomised to clopidogrel treatment:

•	Total mortality was reduced by 51% (RRR; p<0.01) with ticagrelor (4.6% of 632) compared with clopidogrel (9.2% of 629)
•	CV death was reduced by 48% (RRR; p<0.01) with ticagrelor (4.0% of 632) compared with clopidogrel (7.5% of 629)
•
Rate of the primary endpoint (composite of CV death, myocardial infarction, or stroke) from time of CABG was 10.5% (66/632) with ticagrelor and 12.6% (79/629) with clopidogrel (HR 0.84; CI 0.60-1.16, p=0.29)

Additionally, there was no significant difference in CABG-related major bleeding for ticagrelor compared with clopidogrel, according to both the PLATO and TIMI bleeding criteria respectively (81% for ticagrelor vs. 80% for clopidogrel, and 59% for ticagrelor vs. 58% for clopidogrel for PLATO-defined and TIMI-defined, respectively).

These treatment comparisons were consistent with the effects seen in the overall PLATO trial.

Seroquel XR

On 23 April 2010, AstraZeneca announced that the Committee for Medicinal Products for Human Use (CHMP), of the European Medicines Agency (EMA) concluded that the benefit-risk profile of once-daily Seroquel XR (quetiapine fumarate) extended-release tablets was positive as an add-on medication for major depressive episodes in major depressive disorder patients who have had sub-optimal response to treatment with other antidepressants.

The application was referred to the CHMP following a negative outcome for the application in 2009, during an assessment via the Mutual Recognition Procedure.

The EMA will now forward the opinion of the CHMP to the European Commission (EC) for their final decision, which will then be implemented in the individual Member States affected.

Fostamatinib disodium (R788)

On 16 February 2010, AstraZeneca and Rigel Pharmaceuticals announced an exclusive worldwide license agreement for the global development and commercialisation of fostamatinib disodium (R788), Rigel’s late-stage investigational product for rheumatoid arthritis (RA) and additional indications. Fostamatinib disodium, which has completed a comprehensive Phase II programme, is the furthest developed oral Spleen Tyrosine Kinase (Syk) inhibitor being evaluated for RA. Inhibiting Syk is thought to block the intracellular signalling of various immune cells implicated in the destruction of bone and cartilage which is characteristic of RA.

AstraZeneca will design a global phase III programme, anticipated to begin in the second half of 2010, with the goal of filing new drug applications with the US FDA and the European Medicines Agency (EMA) in 2013.  Fostamatinib disodium is being developed as a next generation oral RA therapy in adults who have failed to respond adequately to a traditional disease modifying anti-rheumatic drug (DMARD), such as methotrexate, where a TNF biologic add-on treatment would currently be considered.

Certriad

On 30 March 2010, AstraZeneca and Abbott announced that the US FDA issued a complete response letter (CRL) for the New Drug Application (NDA) for Certriad (rosuvastatin/fenofibric acid delayed release) Capsules. The companies are currently evaluating the CRL, will continue discussions with the FDA to determine next steps with respect to the Certriad NDA and will respond to the agency’s request for additional information.

Nexium

On 26 February 2010, AstraZeneca submitted a regulatory file for Nexium for approval in Japan, the only major market yet to launch Nexium. The Japanese New Drug Application (JNDA) covers Nexium to treat gastric ulcer, duodenal ulcer, anastomotic ulcer, reflux oesophagitis, non-erosive reflux disease, Zollinger-Ellison Syndrome and prevention of gastric ulcer and duodenal ulcer in patients treated with NSAIDs. The indications related to H. pylori infection will be added as an amendment to the JNDA later in 2010.

Recentin

On 8 March 2010, AstraZeneca announced the top-line results of a Phase II/III study evaluating Recentin (cediranib) compared with bevacizumab in patients with first-line metastatic colorectal cancer (mCRC).  This study, HORIZON III, assessed the efficacy of cediranib compared with bevacizumab, both in combination with chemotherapy. Clinical activity was observed in the cediranib arm of the study and there was no statistically significant difference between treatment arms on the efficacy endpoints examined.  However, the efficacy did not meet the pre-specified criteria for the primary endpoint of non-inferiority in progression-free survival.

The spectrum of adverse events associated with cediranib was broadly consistent with previous studies.  HORIZON III continues with ongoing collection of overall survival data.

This is the first of two pivotal studies of cediranib in first-line mCRC. The other study, HORIZON II, is assessing the efficacy of cediranib combined with chemotherapy vs. chemotherapy alone, and data are expected in the coming months. Results from both studies will determine the clinical utility, if any, for cediranib in colorectal cancer and decisions regarding regulatory filing. Data from both of these studies will be submitted to a forthcoming medical meeting in the second half of 2010.

Motavizumab

On 2 June 2010 the US FDA Antiviral Drugs Advisory Committee will meet to discuss the Biologics Licence Application (BLA) for motavizumab for the prevention of serious respiratory syncytial virus (RSV) disease in high risk infants.

Enhancing Productivity

In the first quarter, $95 million in restructuring and synergy costs were incurred in relation to previously announced business reshaping programmes.

All programmes remain on track for costs incurred and benefits achieved.

Future Prospects

Aside from the impact to Core earnings resulting from the lower effective tax rate in the quarter, the good revenue and Core earnings growth in the quarter was slightly ahead of the Company’s expectations.  Based on the first quarter results and the outlook for the remainder of the year, the Company has increased its guidance for Core earnings per share for the full year to a range of $6.05 to $6.35.

The Company’s expectations for revenue remain unchanged at up to a mid-single digit decline for the full year.  This reflects the strength of the performance of Toprol-XL and H1N1 vaccine sales in the US last year making growth in the comparative period this year more challenging, as well as the anticipated impact on 2010 sales from the patent expiry of Arimidex and the likely onset of generic competition.

Earnings guidance for 2010 already included reasonable assumptions as to the impact from US healthcare reform legislation; consequently no adjustments to 2010 guidance are needed following the recent enactment of this legislation.

This Core EPS guidance has been based on January 2010 average exchange rates for our principal currencies, and actual first quarter results were broadly in line with this currency assumption.  The target takes no account of the likelihood that average exchange rates for the remainder of 2010 may differ materially from the rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2009 results announcement, and can be found on the AstraZeneca website.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	First Quarter		CER %
	2010 $m	2009 $m
Nexium	1,239	1,192	-
Losec/ Prilosec	249	211	+12
Total	1,520	1,427	+2

•
In the US, Nexium sales in the first quarter were $653 million, down 7 percent compared with the first quarter last year.  Dispensed retail tablet volume declined by 6 percent, although Nexium market share of dispensed units was up 20 basis points in March 2010 compared with December 2009.  Average realised selling prices were around 6 percent lower than last year.

•	Nexium sales in other markets were up 10 percent to $586 million. Sales in Emerging Markets increased by 21 percent, including good growth in China. Sales in Western Europe were up 8 percent.
•	Prilosec sales in the US were down 6 percent to $18 million.
•	Losec sales in other markets were up 14 percent to $231 million. Sales in Emerging Markets were up 33 percent, chiefly on a 45 percent increase in sales in China. Sales in Japan were up 15 percent.

Cardiovascular

	First Quarter		CER %
	2010 $m	2009 $m
Crestor	1,300	969	+27
Seloken / Toprol-XL	367	288	+24
Atacand	373	323	+7
Plendil	66	61	+5
Zestril	42	47	-15
ONGLYZATM*	4	-	n/m
Total	2,287	1,810	+20

*ONGLYZATM is recorded as “Alliance Revenue.” This does not represent ex-factory sales, but rather AstraZeneca’s share of the gross profit from its collaboration with Bristol-Myers Squibb on this product.

•
In the US, Crestor sales in the first quarter were $583 million, a 22 percent increase over last year.  Crestor total prescriptions increased by 15 percent, nearly 5 times the 3.2 percent growth in the US statin market.  Crestor share of total prescriptions in the US reached 11.5 percent in March 2010; Crestor dynamic share (new and switch patients) is now 15.7 percent.

•
Crestor sales in the Rest of World were up 32 percent to $717 million.  Sales in Western Europe were up 30 percent.  Sales in Established ROW were up 37 percent on strong growth in Japan and Canada.  Sales in Emerging Markets increased by 29 percent.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, increased by 34 percent to $236 million.  Competition from the third entrant, Watson, has been limited to the 25mg and 50mg dosage strengths, although regulatory approval for the remaining strengths was recently announced.

•	Sales of Seloken in other markets were up 9 percent on 18 percent growth in Emerging Markets.
•
US sales for Atacand were down 8 percent in the quarter, to $56 million.  Sales in other markets were up 10 percent to $317 million on good growth in Western Europe (up 10 percent) and in Emerging Markets (up 13 percent).

•	Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $4 million in the first quarter. The launch rollout continues, with launches having now occurred in 12 markets.

Respiratory and Inflammation

	First Quarter		CER %
	2010 $m	2009 $m
Symbicort	701	515	+29
Pulmicort	243	292	-20
Rhinocort	55	64	-19
Oxis	17	12	+25
Accolate	17	16	+6
Total	1,068	935	+8

•
Symbicort sales in the US were $173 million, a 75 percent increase over the first quarter last year.  Symbicort share of new prescriptions for fixed combination products reached 18.4 percent in March 2010, up 1 percentage point since December 2009.  Market share of patients newly starting combination therapy is now over 26 percent.

•
Symbicort sales in other markets in the first quarter were $528 million, 18 percent ahead of last year.  Sales in Western Europe were up 11 percent.  Sales in Established ROW increased by 59 percent as a result of first launch sales in Japan.  Sales in Emerging Markets were up 27 percent.

•
US sales of Pulmicort were down 47 percent in the first quarter to $92 million, a result of the re-launch of the Teva generic budesonide inhaled suspension (BIS) product in December 2009.  Pulmicort Respules share of BIS prescriptions was 22.2 percent in the quarter.

•	Sales of Pulmicort in the Rest of World were up 19 percent, driven by a 55 percent increase in Emerging Markets.

Oncology

	First Quarter		CER %
	2010 $m	2009 $m
Arimidex	511	463	+7
Casodex	143	236	-42
Zoladex	265	232	+6
Iressa	83	68	+19
Faslodex	71	59	+15
Nolvadex	21	20	-
Total	1,097	1,083	-3

•	In the US, sales of Arimidex were up 11 percent in the first quarter to $244 million. Total prescriptions for Arimidex were down 6 percent.
•	Arimidex sales in other markets were up 3 percent to $267 million. Sales in Western Europe were up 4 percent. Sales in Established ROW were up 7 percent on a 15 percent increase in Japan.
•	Casodex sales in the US were down 94 percent in the first quarter to $3 million, as a result of generic competition that began in the third quarter last year.
•
Casodex sales in the Rest of World were down 26 percent to $140 million.  Sales in Western Europe were down 47 percent.  Sales in Japan were 19 percent below last year.  Sales in Emerging Markets were down 11 percent.

•	Iressa sales in the first quarter were up 19 percent to $83 million, including $6 million of sales in Western Europe. Sales in Japan were up 9 percent. Sales in China were unchanged.
•	Faslodex sales were up 19 percent in the US and were up 12 percent in the Rest of World.

Neuroscience

	First Quarter		CER %
	2010 $m	2009 $m
Seroquel	1,307	1,125	+13
Zomig	106	101	-
Total	1,647	1,432	+11

•
In the US, Seroquel sales were up 14 percent to $913 million.  Total prescriptions for the Seroquel franchise were up 1.4 percent, as the 210 percent increase in Seroquel XR more than offset declines in the immediate release formulation.  Seroquel XR now accounts for 13 percent of total prescriptions for the franchise in the US.

•
Seroquel sales in the Rest of World increased by 12 percent to $394 million in the quarter.  Seroquel XR sales nearly doubled, and now account for 29 percent of franchise sales outside the US.  Total Seroquel franchise sales in Western Europe were up 5 percent.  Sales in Established ROW were up 31 percent on good growth in Japan and as sales in Canada have stabilised following the significant declines from generic competition experienced in 2009.  Sales in Emerging Markets were up 18 percent.

•	Zomig sales in the US were down 2 percent to $42 million. Sales in the Rest of World were up 2 percent to $64 million in the quarter.

Infection and Other

	First Quarter		CER %
	2010 $m	2009 $m
Synagis	459	545	-16
Merrem	233	202	+8
FluMist	2	2	-
Non seasonal flu vaccine	39	-	n/m
Total	761	792	-6

•
Sales of Synagis in the US were down 25 percent to $351 million, as new guidelines published by the COID have continued to negatively impact usage.  Outside the US, Synagis sales were up 46 percent to $108 million, reflecting timing differences in shipments to Abbott, our international distributor, rather than underlying sales trends.

•
Revenue of $39 million related to the 2009 US government order for Live Attenuated Influenza Vaccine (LAIV) against Novel Influenza A (H1N1) was recorded in the first quarter.  Cumulative revenue of $428 million has now been recorded against the total contract value of $453 million.

This project has been funded in whole or in part with Federal funds from HHS/ASPR/BARDA, under Contract No. HHS01002009000021.

Geographic Sales

	First Quarter		CER %
	2010 $m	2009 $m
US	3,698	3,624	+2
Western Europe	2,465	2,176	+7
Established ROW*	1,156	925	+12
Emerging ROW	1,257	976	+19

*Established ROW comprises Canada, Japan, Australia and New Zealand.

•
In the US, revenue increased by 2 percent.  Excluding Toprol-XL and H1N1 influenza vaccine sales, US revenue declined by around 1 percent.  Strong growth from Crestor, Seroquel and Symbicort nearly offset the declines in Synagis, Pulmicort Respules, Nexium and Casodex.

•	Revenue in Western Europe was up 7 percent, on good growth for Crestor, Symbicort, Nexium and Seroquel.
•	Revenue in Established ROW was up 12 percent, on good double-digit growth in Japan and Canada, with Crestor the key growth driver.
•	Revenue in Emerging Markets was up 19 percent, with growth coming from key brands as well as the broader portfolio. Revenue in China was up 36 percent.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring and synergy programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 37 of our Annual Report and Form 20-F Information 2009.

First Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.
	Reported 2010	Restructuring and synergy costs	Merck & MedImmune Amortisation	Intangible Impairments	Core 2010	Core 2009	Actual %	CER %
Revenue	8,576	-	-	-	8,576	7,701	11	7
Cost of Sales	(1,654)	28	-	-	(1,626)	(1,352)
Gross Margin	6,922	28	-	-	6,950	6,349	9	4
% sales	80.7%				81.0%	82.4%	-1.4	-1.8
Distribution	(78)	-	-	-	(78)	(64)	21	11
% sales	0.9%				0.9%	0.8%	-0.1	-
R&D	(991)	18	-	-	(973)	(980)	(1)	(6)
% sales	11.5%				11.3%	12.7%	+1.4	+1.5
SG&A	(2,462)	49	101	-	(2,312)	(2,236)	3	(1)
% sales	28.7%				27.0%	29.1%	+2.1	+2.1
Other income	252	-	18	-	270	293	(8)	(10)
% sales	2.9%				3.2%	3.8%	-0.6	-0.6
Operating Profit	3,643	95	119	-	3,857	3,362	15	10
% sales	42.5%				45.0%	43.6%	+1.4	+1.2
Net finance expense	(124)	-	-	-	(124)	(160)
Profit before Tax	3,519	95	119	-	3,733	3,202	17	12
Taxation	(740)	(20)	(20)	-	(780)	(910)
Profit after Tax	2,779	75	99	-	2,953	2,292	29	23
Minority Interests	(2)	-	-	-	(2)	2
Net Profit	2,777	75	99	-	2,951	2,294	29	23
Weighted Average Shares	1,452	1,452	1,452	1,452	1,452	1,447
Earnings per Share	1.91	0.05	0.07	-	2.03	1.58	28	23

Revenue grew by 7 percent to $8,576 million.

Core gross margin of 81.0 percent was 1.8 percentage points lower than last year. Higher royalty payments (0.1 percentage points) combined with regional and product mix factors (2.1 percentage points) were only partially offset by lower payments to Merck (0.4 percentage points).

Core SG&A costs of $2,312 million were 1 percent lower than last year. Continued investment in Emerging Markets and recently launched brands was offset by operational efficiencies across the US and Western Europe.

Core other income of $270 million was $23 million lower than last year chiefly as a result of the 2009 Abraxane® disposal only being partially offset by royalties received from sales of Teva’s generic version of Pulmicort Respules.

Core Pre-R&D Operating Margin was 56.3 percent, down 0.3 percentage points, with lower gross margin and disposals in other income offsetting the impact of sales growth and efficiencies within SG&A.

Core R&D expenditure was $973 million, 6 percent lower than last year, as increased investment in biologics was more than offset by productivity initiatives and lower project costs resulting from several late stage development projects completing their Phase III programmes.

Core operating profit was $3,857 million, an increase of 10 percent at CER or 15 percent on an actual basis. In comparison with last year against the dollar, the euro was 6 percent stronger (increasing sales and costs), the Swedish krona was 17 percent stronger (increasing costs) and sterling was 9 percent stronger (increasing costs). Core operating margin increased by 1.2 percentage points to 45.0 percent of revenue as result of leveraging sales growth and lower R&D expenditure.

Core earnings per share in the first quarter were $2.03, up 23 percent, as a result of the increase in Core operating profit, lower net finance expense and a lower effective tax rate due to net adjustments to tax provisions.

Reported operating profit was up 10 percent to $3,643 million. Reported earnings per share were $1.91 up 23 percent.

Finance Income and Expense

Net finance expense was $124 million for the quarter, versus $160 million for the first quarter of 2009. Fair value gains of $5 million were recorded on the long-term bonds in the quarter, versus fair value losses of $21 million in the first quarter of 2009. In addition to this, there is reduced interest payable on lower debt balances partially offset by higher net interest expense on pension obligations.

Taxation

The effective tax rate for the quarter was 21.0 percent compared with 28.6 percent for the same period last year.  The effective tax rate for the quarter includes an adjustment in respect of prior periods following the announcement in February that AstraZeneca had settled a long-running transfer pricing issue and certain other outstanding UK tax matters with the UK Tax Authorities.  As previously disclosed, AstraZeneca has provided in its accounts for the outcome of this complex transfer pricing issue which has taken many years to resolve. The effect of this settlement and developments in other transfer pricing matters resulted in a net benefit to earnings during the first quarter of $194 million.  The Company continues to anticipate the full year tax rate for 2010 to be around 27 percent, in line with guidance provided in conjunction with the settlement announcement.

Cash Flow

Cash generated from operating activities was $1,739 million for the quarter, compared with $2,227 million for the first quarter of 2009.  The drop of $488 million is primarily driven by strong underlying performance being offset by the first instalment payment of $562 million (£350 million) in respect of the UK tax settlement (for which the second final instalment of £155 million is due in March 2011) and outflows due to working capital movements reflecting increased receivables, largely due to higher sales, and lower payables.

Net cash outflows from investing activities were $1,263 million in the quarter compared with an inflow of $74 million for the first quarter of 2009. The increase of $1,337 million is due primarily to the movement in short-term investments and fixed deposits of $772 million, and increased externalisation activity with the acquisition of Novexel and the upfront payment related to Targacept’s late-stage investigational product for major depressive disorder (MDD). In the first quarter of 2009 the proceeds from the disposal of the Abraxane® co-promotion rights of $269 million were received.

Net cash distributions to shareholders were $2,457 million through payment of the second interim dividend for 2009 of $2,367 million and the net share repurchase of $90 million.

Debt and Capital Structure

As at 31 March 2010, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $10,332 million (31 December 2009: $11,063 million).  The reduction in gross debt of $731 million during the quarter was principally due to the repayment on maturity of the Euro 500 million 18-month bond issued in July 2008.  Of the gross debt outstanding at 31 March 2010, $1,277 million is due within one year (31 December 2009: $1,926 million). Outstanding net debt of $759 million has increased by $1,294 million since 31 December 2009 as a result of net cash outflows during the quarter as described above.

Share Repurchases

In the first quarter of 2010 the Group re-purchased 4.8 million shares for a total of $214 million. In the quarter, 3.1 million shares were issued in consideration of share option exercises for a total of $124 million.

In conjunction with the Full Year 2009 financial results, the Board announced that the Company will undertake net repurchases of up to $1 billion in shares during 2010.

The total number of shares in issue at 31 March 2010 was 1,449 million.

Calendar

29 April 2010	Annual General Meeting
29 July 2010	Announcement of second quarter and half year 2010 results
28 October 2010	Announcement of third quarter and nine months 2010 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	(020) 7304 5045
	Chris Sampson/Sarah Lindgreen (London)	(020) 7304 5130/5033
	Tony Jewell (Wilmington)	(302) 885 4594
	Ann-Leena Mikiver (Södertälje)	(8) 553 260 20

Analyst/Investor Enquiries	Karl Hard (London)	(020) 7304 5322
	Jonathan Hunt (London)	(020) 7304 5087
	Clive Morris (London)	(020) 7304 5084
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Item 28

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 31 March	2010 $m	2009 $m
Revenue	8,576	7,701
Cost of sales	(1,654)	(1,383)
Gross profit	6,922	6,318
Distribution costs	(78)	(64)
Research and development	(991)	(980)
Selling, general and administrative costs	(2,462)	(2,376)
Other operating income and expense	252	265
Operating profit	3,643	3,163
Finance income	133	113
Finance expense	(257)	(273)
Profit before tax	3,519	3,003
Taxation	(740)	(859)
Profit for the period	2,779	2,144
Other comprehensive income:
Foreign exchange arising on consolidation	(203)	(231)
Foreign exchange differences on borrowings forming net investment hedges	104	129
Net available for sale losses taken to equity	-	(11)
Actuarial loss for the period	(81)	(570)
Income tax relating to components of other comprehensive income	6	125
Other comprehensive income for the period, net of tax	(174)	(558)
Total comprehensive income for the period	2,605	1,586

Profit attributable to:
Owners of the parent	2,777	2,146
Non-controlling interests	2	(2)
	2,779	2,144

Total comprehensive income attributable to:
Owners of the parent	2,604	1,588
Non-controlling interests	1	(2)
	2,605	1,586

Basic earnings per $0.25 Ordinary Share	$1.91	$1.48
Diluted earnings per $0.25 Ordinary Share	$1.90	$1.48
Weighted average number of Ordinary Shares in issue (millions)	1,452	1,447
Diluted average number of Ordinary Shares in issue (millions)	1,458	1,448

Condensed Consolidated Statement of Financial Position

	As at 31 Mar 2010 $m	As at 31 Dec 2009 $m	As at 31 Mar 2009 $m
ASSETS Non-current assets
Property, plant and equipment	7,067	7,307	6,820
Goodwill	9,866	9,889	9,855
Intangible assets	13,040	12,226	12,040
Derivative financial instruments	287	262	416
Other investments	192	184	149
Deferred tax assets	1,276	1,292	1,383
	31,728	31,160	30,663
Current assets
Inventories	1,780	1,750	1,702
Trade and other receivables	8,126	7,709	7,126
Derivative financial instruments	-	24	-
Other investments	2,030	1,484	49
Income tax receivable	3,045	2,875	2,534
Cash and cash equivalents	7,366	9,918	4,441
	22,347	23,760	15,852
Total assets	54,075	54,920	46,515
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(1,277)	(1,926)	(1,628)
Trade and other payables	(8,507)	(8,687)	(7,150)
Derivative financial instruments	(110)	(90)	(125)
Provisions	(1,066)	(1,209)	(479)
Income tax payable	(6,034)	(5,728)	(4,667)
	(16,994)	(17,640)	(14,049)
Non-current liabilities
Interest bearing loans and borrowings	(9,055)	(9,137)	(10,006)
Deferred tax liabilities	(3,169)	(3,247)	(3,110)
Retirement benefit obligations	(3,293)	(3,354)	(3,174)
Provisions	(443)	(477)	(514)
Other payables	(233)	(244)	(133)
	(16,193)	(16,459)	(16,937)
Total liabilities	(33,187)	(34,099)	(30,986)
Net assets	20,888	20,821	15,529
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	362	363	362
Share premium account	2,304	2,180	2,052
Other reserves	1,924	1,919	1,947
Retained earnings	16,137	16,198	11,022
	20,727	20,660	15,383
Non-controlling interests	161	161	146
Total equity	20,888	20,821	15,529

Condensed Consolidated Statement of Cash Flows

For the quarter ended 31 March	2010 $m	2009 $m
Cash flows from operating activities
Profit before taxation	3,519	3,003
Finance income and expense	124	160
Depreciation, amortisation and impairment	401	385
Increase in working capital and short-term provisions	(1,221)	(63)
Other non-cash movements	12	(295)
Cash generated from operations	2,835	3,190
Interest paid	(290)	(287)
Tax paid	(806)	(676)
Net cash inflow from operating activities	1,739	2,227
Cash flows from investing activities
Movement in short term investments and fixed deposits	(704)	68
Purchase of property, plant and equipment	(145)	(190)
Disposal of property, plant and equipment	17	15
Purchase of intangible assets	(310)	(94)
Disposal of intangible assets	210	269
Purchase of non-current asset investments	(14)	(10)
Disposal of non-current asset investments	2	1
Acquisitions	(346)	-
Interest received	37	24
Payments made by subsidiaries to non-controlling interest	(10)	(9)
Net cash (outflow)/inflow from investing activities	(1,263)	74
Net cash inflow before financing activities	476	2,301
Cash flows from financing activities
Proceeds from issue of share capital	124	6
Repurchase of shares for cancellation	(214)	-
Repayment of loans	(717)	-
Dividends paid	(2,367)	(2,103)
Movement in short term borrowings	(8)	(157)
Net cash outflow from financing activities	(3,182)	(2,254)
Net (decrease)/increase in cash and cash equivalents in the period	(2,706)	47
Cash and cash equivalents at the beginning of the period	9,828	4,123
Exchange rate effects	8	(25)
Cash and cash equivalents at the end of the period	7,130	4,145
Cash and cash equivalents consists of:
Cash and cash equivalents	7,366	4,441
Overdrafts	(236)	(296)
	7,130	4,145

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2009	362	2,046	1,932	11,572	15,912	148	16,060
Profit for the period	-	-	-	2,146	2,146	(2)	2,144
Other comprehensive income	-	-	-	(558)	(558)	-	(558)
Transfer to other reserve	-	-	15	(15)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,171)	(2,171)	-	(2,171)
Issue of Ordinary shares	-	6	-	-	6	-	6
Share-based payments	-	-	-	48	48	-	48
At 31 March 2009	362	2,052	1,947	11,022	15,383	146	15,529

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2010	363	2,180	1,919	16,198	20,660	161	20,821
Profit for the period	-	-	-	2,777	2,777	2	2,779
Other comprehensive income	-	-	-	(173)	(173)	(1)	(174)
Transfer to other reserve	-	-	4	(4)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,484)	(2,484)	-	(2,484)
Issue of Ordinary shares	-	124	-	-	124	-	124
Re-purchase of Ordinary shares	(1)	-	1	(214)	(214)	-	(214)
Share-based payments	-	-	-	37	37	-	37
Transfer from non-controlling interests to payables	-	-	-	-	-	(1)	(1)
At 31 March 2010	362	2,304	1,924	16,137	20,727	161	20,888

* Other reserves include the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (“interim financial statements”) for the quarter ended 31 March 2010 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board.  These interim financial statements have been prepared using the same accounting policies and methods of computation as followed in the most recent annual financial statements.  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2009.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2009.

The comparative figures for the financial year ended 31 December 2009 are not the Company’s statutory accounts for that financial year.  Those accounts have been reported on by the Group’s auditors and delivered to the registrar of companies.  The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2      NET FUNDS/(DEBT)

The table below provides an analysis of net funds/(debt) and a reconciliation of net cash flow to the movement in net funds/(debt).

	At 1 Jan 2010 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 31 Mar 2010 $m
Loans due after one year	(9,137)	-	(21)	103	(9,055)
Current instalments of loans	(1,790)	717	-	68	(1,005)
Total loans	(10,927)	717	(21)	171	(10,060)
Other investments - current	1,484	651	(101)	(4)	2,030
Net derivative financial instruments	196	53	(72)	-	177
Cash and cash equivalents	9,918	(2,560)	-	8	7,366
Overdrafts	(90)	(146)	-	-	(236)
Short term borrowings	(46)	8	2	-	(36)
	11,462	(1,994)	(171)	4	9,301
Net funds/(debt)	535	(1,277)	(192)	175	(759)

Non-cash movements in the period include fair value adjustments under IAS 39.

3       NOVEXEL ACQUISITION

On 3 March 2010, AstraZeneca completed the acquisition of Novexel SA. Novexel is a research company focussed on the infection therapy area and is based in France. AstraZeneca acquired 100 per cent of Novexel’s shares for an upfront consideration of $427 million. Additional consideration of up to $75 million will become payable to Novexel shareholders on the completion of certain development milestones. At both the date of acquisition and at 31 March 2010, the fair value of this contingent consideration was $50 million. For both the period since acquisition and the first quarter, Novexel had no revenues and its loss was immaterial.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets	1	548	549
Current assets	89	-	89
Current liabilities	(18)	-	(18)
Non-current liabilities	(85)	(58)	(143)
Total assets acquired	(13)	490	477
Goodwill			-
Fair value of total consideration			477
Less: fair value of contingent consideration			(50)
Total upfront consideration			427

Subsequent to the completion of the acquisition of Novexel, AstraZeneca entered into a collaboration with Forest Laboratories on the future co-development and commercialization of two late-stage antibiotic development programmes acquired with Novexel: ceftazidime/NXL-104 (CAZ104) and ceftaroline/NXL-104 (CEF104). These antibiotic combinations utilise Novexel’s novel investigational beta-lactamase inhibitor NXL-104 to overcome antibiotic-resistance and treat the increasing number of infections resistant to existing therapies.  In addition, Forest acquired rights to CAZ104 in North America and bought down payment obligations to Novexel in relation to CEF104 from previous existing license arrangements.  In consideration for these rights, Forest paid Novexel, then an AstraZeneca group company, a sum of $210 million on 3 March 2010 and will also pay additional sums equivalent to half of any future specified development milestone payments that become payable by AstraZeneca.  This consideration is equivalent to the fair value attributed on acquisition to those assets and hence there is no profit impact from this divestment.

Impact on Statement of Cash Flows
$m
Total upfront consideration	427
Cash and cash equivalents included in Novexel	(79)
Net cash consideration	348
Amounts to be settled after 31 March 2010	(2)
Settled in the quarter ended 31 March 2010	346

4      LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and antitrust law. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2009.  Unless noted otherwise below or in the Annual Report and Form 20-F Information 2009, no provisions have been established in respect of the claims discussed below.

Accolate (zafirlukast)
Patent litigation – US
In January 2010, Dr. Reddy's Laboratories, Ltd and Dr. Reddy's Laboratories, Inc. filed a motion for summary judgment based on prosecution history estoppel.  AstraZeneca has responded to the motion, and has simultaneously filed a cross-motion for partial summary judgment on the issue of estoppel.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Accolate.

Atacand (candesartan cilexetil)
Patent litigation – Canada
As previously disclosed, in April 2009, AstraZeneca Canada Inc. (AstraZeneca Canada) received a Notice of Allegation from Sandoz Canada Inc. (Sandoz Canada) in respect of Canadian Patent Nos. 2,040,955 (the '955 patent) and 2,083,305 (the '305 patent) listed on the Canadian Patent Register for Atacand. Sandoz Canada indicated it would await the expiry of the ‘955 patent, but alleged that the ‘305 patent is not infringed and is not properly listed on the Canadian Patent Register.

As previously disclosed, in May 2009, AstraZeneca Canada filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance (NOC) to Sandoz Canada for its 4, 8 and 16mg candesartan cilexetil tablets until the expiration of the ‘305 patent. In December 2009, AstraZeneca Canada discontinued the proceeding. Sandoz Canada may not receive a NOC until the expiry of the ‘955 patent.

On 9 March 2010, AstraZeneca Canada received a Notice of Allegation from Cobalt Pharmaceuticals Inc. (Cobalt) in respect of Canadian patents nos. 2,040,955 (‘955) and 2,083,305 (‘305) listed on the Canadian Patent Register for Atacand.  Cobalt has confirmed it will await the expiry of the ‘955 substance patent.  For the '305 patent, Cobalt alleges that the patent is not infringed, invalid, irrelevant and not properly listed.  AstraZeneca is reviewing the Notice. AstraZeneca will not commence an application in response. Cobalt may not receive a NOC until the expiry of the ‘955 patent.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent litigation - Canada
As previously reported, in January 2010, AstraZeneca Canada received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) in respect of Canadian patent nos. 2,040,955; 2,083,305 and 2,125,251 listed on the Canadian Patent Register for Atacand Plus.  AstraZeneca commenced a proceeding in response on 25 February 2010.

On 21 January 2010, the Court scheduled a hearing in the previously disclosed Sandoz matter for 4 days beginning on 9 May 2011.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Atacand and Atacand Plus.

Crestor (rosuvastatin)
Patent litigation – US
Between 22 February and 3 March 2010, Judge Joseph Farnan, US District Court, District of Delaware conducted a bench trial involving parent and subsidiary entities of the eight defendant generic drug companies accused of infringing the ‘314 patent covering Crestor’s active ingredient. Having adopted Magistrate Stark’s report and recommendations on pre-trial matters, including the transfer of one of the Apotex co-defendants to Florida, and having received the parties’ pre-trial briefing, the Court heard testimony and received evidence directed to alleged obviousness, inequitable conduct, wrongful reissue, jurisdiction, standing, and non-infringement. The Court reserved ju dgment and set a 30 April 2010 deadline for post-trial briefing. The parties have filed their respective opening and responsive post-trial papers. Reply briefing is due 30 April 2010.

On 26 April 2010, AstraZeneca Pharmaceuticals LP, IPR Pharmaceuticals, Inc., and AstraZeneca AB (collectively, “AstraZeneca”) commenced second, new patent infringement actions involving Crestor in US District Court, District of Delaware, based on US Patents 6,858,618 (‘618 patent) and 7,030,152 (‘152 patent). In these nine new infringement actions, AstraZeneca alleges that the defendants’ original filings or amendments of Abbreviated New Drug Applications seeking approvals to market generic rosuvastatin calcium tablets prior to expiration of listed patents, infringe the ‘152 and ‘618 patents under 35 USC §271(e) .  The ‘152 and ‘618 patents, which AstraZeneca lists in the FDA’s Orange Book referencing Crestor as of March 2010, relate respectively to uses of rosuvastatin calcium for primary prevention of cardiovascular disease and paediatric treatment of heterozygous familial hypercholesterolemia (“HeFH”). AstraZeneca obtained FDA approvals for uses of Crestor rosuvastatin calcium tablets for primary prevention of cardiovascular disease in February 2010 and paediatric treatment of HeFH in October 2009. The new infringement actions are brought against  (a) Aurobindo Pharma Ltd,, Aurobindo Pharma USA  Inc. (collectively, “Aurobindo”); (b)  Apotex Corp.; (c) Cobalt Pharmaceuticals Inc., Cobalt Laboratories, Inc. (collectively, “Cobalt”);  (d) Par Pharmaceuticals, (e) Sandoz Inc., (f) Myl an Pharmaceuticals, (g) Sun Pharmaceutical Industries Ltd., Sun Pharmaceutical Industries Inc., Caraco Pharmaceutical Laboratories Ltd. (collectively, “Sun”); and (h) Teva Pharmaceuticals Inc. USA. In addition, AstraZeneca commenced a first patent infringement action against Glenmark Generics Inc.  USA.

On 23 March 2010, AstraZeneca, Shionogi, and the Aurobindo defendants submitted a stipulation and proposed Order regarding Aurobindo Pharma Ltd.'s consent to jurisdiction and venue and Plaintiffs' dismissal of action against Aurobindo Pharma USA Inc. Judge Joseph J. Farnan, Jr. signed the Order on 26 March 2010.

Based on the US Food and Drug Administration’s (FDA) February 2010 approval of a preventive use indication for Crestor, AstraZeneca updated its Orange Book listing for Crestor. On 8 March 2010 AstraZeneca amended its Orange Book listing for Crestor by adding an additional patent – US Patent 7,030,152 (the ‘152 patent), which AstraZeneca licensed from Brigham & Women’s Hospital in 2002.

In October 2008, Teva Pharmaceuticals Industries Ltd. (Teva Pharma) filed a patent infringement lawsuit against AstraZeneca in the Eastern District of Pennsylvania, alleging that Crestor infringed one of its formulation patents – US Patent No. RE 39,502 (the ‘502 patent). As previously reported, in September 2009, AstraZeneca filed a motion for summary judgment based on priority of invention.  In October 2009, Teva Pharma filed a motion to stay the litigation in its entirety during the pendency of its reissue prosecution in the US Patent and Trademark Office. AstraZeneca opposed Teva Pharma’s motion, arguing that the summary judgment motion should be fully briefed an d decided prior to any stay of the litigation. In January 2010, the Court denied Teva Pharma’s motion for a stay and ordered it to respond to AstraZeneca’s summary judgment motion. Briefing on the motion has been completed and a decision is pending.

Patent litigation – Canada
As previously reported, in September and November 2008, AstraZeneca Canada received Notices of Allegation from Novopharm Limited (now Teva) and Apotex Inc. (Apotex) respectively regarding Canadian patents nos. 2,072,945 (‘945) and 2,313,783 (‘783) listed on the Canadian Patent Register for Crestor.  AstraZeneca commenced proceedings in response.  The Canadian Federal Court conducted consecutive hearings on the matters beginning respectively on 22 March 2010 and 29 March 2010. A decision in each matter is pending.

In April 2009, AstraZeneca Canada received a Notice of Allegation from Cobalt Pharmaceuticals, Inc (Cobalt) in respect of the ‘783 patent and the ‘945 patent.  Cobalt claims that the ‘945 patent is not infringed and invalid; and that the ‘783 patent is not infringed and invalid. On 30 March 2010, the Court scheduled a hearing in the previously disclosed Cobalt matter for 29 November 2010.

On 19 February 2010, AstraZeneca Canada received a Notice of Allegation from Pharmascience Inc. (Pharmascience) in respect of the ‘945 and ‘783 patents.  Pharmascience alleges that the ‘945 and ‘783 patents are not infringed and are invalid. AstraZeneca commenced a proceeding in response on 7 April 2010.

In addition to the previously disclosed Notice of Compliance proceedings currently pending against Novopharm and Apotex, separate, parallel patent infringement actions were filed in September 2009 against Novopharm and Apotex in the Federal Court of Canada with respect to the ‘945 patent.  On 24 November 2009, the federal court struck out the Statement of Claim against Novopharm as premature, without prejudice to re-file.  AstraZeneca appealed.  On 22 April 2010, the Federal Court of Appeal dismissed AstraZeneca’s appeal.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Faslodex (fulvestrant)
Patent litigation – US
AstraZeneca received a Paragraph IV certification notice-letter from Teva Parenteral Medicines, Inc. (Teva Parenteral) dated 25 November 2009, informing AstraZeneca that it has filed an Abbreviated New Drug Application seeking the Food and Drug Administration’s approval to market a generic form of Faslodex before the expiration of the Orange Book listed patents covering Faslodex.  On 7 January 2010, AstraZeneca filed a patent infringement lawsuit against Teva Parenteral, Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries Ltd in the US District Court, District of Delaware.

Nexium (esomeprazole)
Patent litigation - US
As previously reported, in September 2009, AstraZeneca received a Paragraph IV Certification notice-letter from Lupin Limited (Lupin) stating that Lupin had submitted an Abbreviated  New Drug Application for approval to market 20 and 40mg esomeprazole magnesium delayed-release capsules relating to patents listed in the US Food and Drug Administration’s Orange Book with reference to Nexium.  In October 2009, AstraZeneca commenced patent infringement litigation against Lupin in the US District Court for the District of New Jersey.  In March 2010, the Court stayed the Lupin patent infringement litigation until after trial in the Dr. Reddy’s Nexium patent infringement litigation.  No trial date has been set in either the Dr. Reddy’s or Lupin patent litigation.

Patent litigation – Canada
As previously reported, in December 2009, AstraZeneca Canada received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) relating to all patents listed on the Canadian Patent Register for Nexium.  AstraZeneca commenced a proceeding in response on 29 January 2010.

Patent Litigation – EU
10-year countries:  Regulatory data protection for Nexium in so-called 10-year European countries (France, Italy, the UK, the Netherlands, Sweden, Germany, Belgium and Luxembourg) expired on 10 March 2010.

6-year countries: A large number of generic companies have been granted marketing approvals in these countries, e.g. companies owned by Sandoz, Krka and Mepha. Applications have been filed also by other generics, such as Ratiopharm, Stada and Mylan. Generic products from Sandoz-companies are on the market in Hungary, Slovenia, Austria, Bulgaria and Romania, but have been withdrawn from the market in Denmark. Generic products from Krka are on the market in Denmark and Slovenia.

In Denmark, Sandoz A/S launched its generic product in June 2009. AstraZeneca filed a request for a preliminary injunction in June 2009. In January 2010 the Court granted AstraZeneca a preliminary injunction preventing Sandoz A/S from continuing to sell the products based on infringement of a Nexium optical purity patent (EP 1020461). Sandoz A/S has appealed this decision. On 8 March 2010, the Court granted a preliminary injunction based on infringement of a Nexium process patent (EP 0773940).

In Portugal, AstraZeneca was granted a preliminary injunction in October 2009 against Sandoz Farmacêutica Limitada suspending the marketing approval for its product. This decision has been appealed. In February 2010, AstraZeneca filed a similar request for a preliminary injunction regarding the marketing approval for Mepha Farmacêutica Limitada.

In Austria, Hexal Pharma GmbH and 1A Pharma GmbH (both in the Sandoz group) launched generic products in October 2009. Request for preliminary injunctions were filed in December 2009. Preliminary injunctions have been granted by the Vienna Commerical Court against Hexal Pharma GmbH on 10 March 2010 and against 1A Pharma GmbH on 11 March 2010. The decisions have been appealed.

In Norway, Sandoz (Hexal AG, Sandoz AS and Sandoz A/S) initiated a validity case regarding two esomeprazole related patents. In December 2009 the Court invalidated a formulation patent while it upheld a substance patent related to esomeprazole.  Both parties have appealed and the case is scheduled to be heard in January 2011.

In 2008, AstraZeneca initiated a declaratory action in Finland requesting the court to confirm that Sandoz A/S and Sandoz Oy would infringe a patent relating to esomeprazole if they were to commercialise their generic esomeprazole product in Finland. Hexal AG, Sandoz Oy Ab and Sandoz A/S initiated a validity case requesting the court to invalidate the same patent.  Main action hearing is scheduled to start in September 2010.

AstraZeneca initiated declaratory actions in Finland against Ranbaxy (UK) Limited in December 2009 and against Mylan AB in March 2010 requesting the court to confirm that Ranbaxy and Mylan respectively would infringe a patent relating to esomeprazole if they were to commercialize their respective generic esomeprazole products in Finland.

During 2009, Lek Farmacevtska Druzba d.d.(a company within the Sandoz group) initiated an invalidity case regarding two esomeprazole related patents in Slovenia.  AstraZeneca filed a request for an interlocutory injunction on 8 January 2010 against Lek Farmacevtska Druzba d.d. to restrain this company from selling products containing esomeprazole magnesium in Slovenia.

In Spain, AstraZeneca has filed a request for a preliminary injunction in April 2010 against Sandoz Farmacéutica S.A., Bexal Farmacéutica S.A., and Acost Comercial Genericpharma, S.L. (all in the Sandoz group) to restrain the companies from selling their generic esomeprazole magnesium products in Spain.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Patent proceedings
As previously disclosed, in July 2009, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (EP 1020461) and Nexium IV (EP 1020460).

The period for filing notices of opposition to the grant of these patents expired on 22 April 2010.  As of 28 April 2010, AstraZeneca was aware of thirteen oppositions having been filed in relation to EP 1020461 and five oppositions in relation to EP 1020460.

Nexium IV Para. IV Certification
Patent litigation – US
In January 2010, AstraZeneca received a Paragraph IV notice letter from Sun Pharma Global FZE and affiliates (collectively Sun) notifying of Sun’s Abbreviated New Drug Application and challenging patents listed in the Food and Drug Administration’s Orange Book with reference to Nexium IV.  AstraZeneca filed suit against Sun in the US District Court for New Jersey on 26 February 2010.  No trial date has been set.

Prilosec OTC (omeprazole magnesium)
Patent litigation – US
As previously disclosed, in June 2007 Dr. Reddy’s Laboratories Inc. and Dr. Reddy’s Laboratories Limited (together Dr. Reddy’s) notified AstraZeneca that Dr. Reddy’s had submitted an Abbreviated New Drug Application seeking the Food and Drug Administration’s approval to market a 20mg delayed release omeprazole magnesium product for the OTC market. In July 2007, AstraZeneca commenced patent infringement litigation against Dr. Reddy’s in the Southern District of New York. In July 2009, AstraZeneca appealed this ruling to the Federal Circuit Court of Appeals and in December 2009, the Court affirmed the District Court’s summary judgment of non-infringement.

Pulmicort Respules (budesonide inhalation suspension)
Patent litigation – US
As previously reported, in May 2009, the United States District Court for the District of New Jersey issued a Preliminary Injunction barring Apotex Group from launching a generic version of Pulmicort Respules until further order of the Court. Apotex Group appealed the issuance of the Preliminary Injunction to the Court of Appeals for the Federal Circuit. Oral argument on the appeal was heard on 5 February 2010.  A decision is pending.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
Sales and marketing practices
As previously disclosed, the Commonwealth of Pennsylvania and the states of Arkansas, Montana, New Mexico and South Carolina have sued AstraZeneca in connection with Seroquel. Mississippi also filed suit against AstraZeneca on 12 March 2010. The nature of the claims varies from jurisdiction to jurisdiction and several states have filed amended complaints largely focusing on the pricing of Seroquel, although some states continue to seek reimbursement of payments made by the state Medicaid programmes for prescriptions that relate to so-called non-medically accepted indications of Seroquel and/or compensation for costs incurred by the state for the treatment of Medicaid and other public assistance beneficiaries who allegedly developed diabetes, hyperglycaemia and other conditions as a result of using Seroquel without adequate warning. In addition, these lawsuits further seek various fines and penalties.

AstraZeneca believes these claims to be without merit and intends to vigorously defend against them.

As previously disclosed, the US Attorney’s Office in Philadelphia, working with a number of states as part of the National Medicaid Fraud Control Unit, has been directing an investigation relating to Seroquel involving a review of sales and marketing practices, including allegations that AstraZeneca promoted Seroquel for non-indicated (off-label) uses.  These allegations were included in two sealed qui tam (whistleblower) lawsuits filed by two individuals.  In September 2009, AstraZeneca reached an agreement in principle to resolve the investigation, subject to the negotiation and finalisation of appropriate implementing a greements.  We have now finalised the appropriate implementing agreements, including a Settlement Agreement with the United States, a template Agreement with the National Association of Medicaid Fraud Control Units for states that choose to participate in the settlement, and a Corporate Integrity Agreement.  The relevant implementing agreements include settlements with the two qui tam relators.

Pursuant to the agreement in principle, AstraZeneca included a provision for $520 million plus certain accrued interest in 2009.  Under the implementing agreements, approximately $302 million plus accrued interest will be paid to the United States and approximately $218 million plus accrued interest will be placed in an account for payment of the claims of any state and the District of Columbia that chooses to participate in the settlement.  If any individual state or the District of Columbia chooses not to participate, AstraZeneca will retain that state’s respective share of the total state settlement amount.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As previously disclosed, four putative class actions have been filed in Canada, in the provinces of British Columbia, Alberta, Ontario and Quebec. The Motion for Authorization (certification hearing) in the Quebec action was heard in December 2009, and that Court issued a decision in February 2010 dismissing the Motion and awarding AstraZeneca costs. In March 2010, the Petitioner (Plaintiff) in the Quebec action served an inscription in Appeal (Notice of Appeal). A date has not yet been scheduled for the appeal.

As of 31 March 2010, AstraZeneca was defending 10,456 served or answered lawsuits in the US involving 22,513 plaintiff groups. To date, approximately 2,760 additional cases have been dismissed by order or agreement and approximately 1,723 of those cases have been dismissed with prejudice. Approximately 70% of the plaintiffs’ currently pending Seroquel claims are in state courts (primarily Delaware, New Jersey, New York, and Alabama) with the other 30% pending in the federal court, where most of the cases have been consolidated for pre-trial purposes into a Multi-District Litigation (MDL).

AstraZeneca is also aware of approximately 199 additional cases (approximately 3,479 plaintiffs) that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly & Company, Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company.

The first Seroquel product liability trial was conducted by a New Jersey state court in February and March 2010.  On 18 March 2010, after a four-week trial, the jury returned a verdict in favour of AstraZeneca in which it found that AstraZeneca adequately warned plaintiff’s physicians of the risks of diabetes from treatment with Seroquel. The trial followed the dismissal by summary judgment of one of the three bellwether cases prepared by the parties.

As previously disclosed, in January 2010, the Delaware court granted AstraZeneca’s motions for summary judgment in two trials scheduled to begin in mid-January 2010 and dismissed those cases.  In April 2010, the Plaintiff in one of those cases filed a notice of appeal of this decision to the Delaware Supreme Court.

As previously disclosed, in January and February 2009, the federal judge presiding over the Seroquel MDL in the District Court for the Middle District of Florida granted AstraZeneca's motions for summary judgment in the first two Seroquel product liability cases set for trial and dismissed those cases. The plaintiff in one of these cases filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit. On 6 April 2010, the Court of Appeals for the Eleventh Circuit entered its opinion affirming the Florida District Court’s dismissal of that case.

AstraZeneca intends to litigate these cases on their individual merits and will defend against the cases vigorously.

As of 31 March 2010, legal defence costs of approximately $688 million have been incurred in connection with Seroquel-related product liability claims.  The first $39 million is not covered by insurance.

AstraZeneca has product liability insurance dating from 2003 that is considered to respond to the vast majority of the Seroquel-related product liability claims. This insurance provides cover for legal defence costs and potential damages amounts. The insurers that issued the applicable policies for 2003 have disputed coverage for Seroquel-related product liability claims on various grounds.  In April 2010, AstraZeneca settled its claims against several of its insurers for legal costs incurred defending the Seroquel-related product liability claims immediately in excess of AstraZeneca’s self-insured retention for an amount approximately equal to the receivable that had been recorded and as a result there will be no further impact on the Group profit and loss account arising from this insurance settlement.

AstraZeneca currently believes that there are likely to be disputes with the remainder of its insurers about the availability of coverage under additional insurance policies. As of 31 March 2010, legal defence costs of approximately $73 million have been incurred in connection with Seroquel-related product liability claims which AstraZeneca believes to be covered by these additional insurance policies.

AstraZeneca believes that it is more likely than not that further insurance recoveries will be secured under the additional policies, but there can be no assurance of this or the amount of any potential future recovery.

In addition, given the status of the litigation currently, legal defence costs for the Seroquel claims, before damages, if any, are likely to exceed the total stated upper limits of the applicable insurance policies.

Seroquel XR
Patent litigation – US
As previously reported, AstraZeneca lists two patents in the FDA's Orange Book referencing Seroquel XR: US Patent No. 4,879,288 (the '288 patent) covering quetiapine fumarate, the active ingredient, and US Patent No. 5,948,437 (the '437 patent) covering extended-release formulations, processes and methods in respect of quetiapine fumarate.

In March 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Anchen Pharmaceuticals, Inc. (Anchen) seeking approval to market generic versions of 150, 200, 300 and 400mg Seroquel XR tablets before the expiration of the ‘437 patent.  In its certification notice-letter, Anchen claims that certain of the claims of the ‘437 patent will not be infringed by its proposed ANDA products and that the ‘437 patent is invalid.  In April 2010, AstraZeneca filed a lawsuit in US District Court, District of New Jersey against Anchen and Anchen, Inc. alleging infringement of the ‘437 patent.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Seroquel XR.

Synagis (palivizumab)
In December 2008, MedImmune initiated patent litigation against PDL BioPharma, Inc. (PDL) in the US District Court for the Northern District of California. MedImmune seeks a declaratory judgment that the Queen patents (owned by PDL) are invalid and/or not infringed by either Synagis and/or motavizumab, and that no further royalties are owed under a patent license MedImmune and PDL signed in 1997 (1997 Agreement).  MedImmune has paid royalties on Synagis since 1998 under the 1997 Agreement. In February 2009, MedImmune amended its complaint to add a separate claim asserting that MedImmune is entitled under the 1997 Agreement's 'mo st favoured licensee' provision to more favourable royalty terms that PDL has granted to other Queen patent licensees. PDL has taken the position in the case that both Synagis and motavizumab infringe a single claim of the Queen patents, and on that basis that MedImmune owes royalties for both products. With respect to the 'most favoured licensee' dispute, PDL contends that MedImmune's rights under that provision have not been triggered by PDL's licensing activities with third parties. In December 2009, PDL purported to cancel the 1997 Agreement, an action PDL later explained was based on an allegation that MedImmune had underpaid royalties on ex-US sales of Synagis by Abbott Laboratories, Inc., and that MedImmune failed to cooperate in a royalty audit.  After the purported termination, PDL amended its answer to add counterclaims for breach of contract and patent infringement. &#16 0;PDL’s claims seek actual and exemplary damages and an injunction.  MedImmune responded to the new claims by adding its own claims for damages and recoupment of past royalties.  MedImmune expects the case to be set for trial by jury in late 2010 or early 2011.

Zestril (lisinopril)
As previously reported, in 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licensees), Merck & Co., Inc. and Merck Frosst Canada Inc. (together Merck Group) commenced a patent infringement action in the Federal Court of Canada against Apotex, alleging infringement of Merck Group’s lisinopril patent. AstraZeneca and the Merck Group were ultimately successful.  On 22 March 2010, AstraZeneca and the Merck Group filed Statements of Issues to commence the reference to quantify the damages related to Apotex’s infringement.

Bildman v. Astra USA
In March, 2010, Bildman filed a petition for a writ of certiorari with the US Supreme Court, seeking appeal of the Massachusetts Supreme Judicial Court’s dismissal of his defamation claim against the Company (AstraZeneca PLC).

Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs.

As previously disclosed, in October 2009, a Kentucky jury found AstraZeneca liable under the Commonwealth of Kentucky’s Consumer Protection statute and Medicaid Fraud statute, and awarded $14.72 million in compensatory damages and $100 in punitive damages for drugs reimbursed by the Commonwealth of Kentucky Medicaid Agency. On 26 January 2010, the trial court rendered a decision awarding statutory penalties of $5.4 million. The court also awarded pre-judgment interest of 8% beginning 15 October 2009 until the judgment date, and awarded post-judgment interest of 9% beginning on the date of judgment. Interest would accrue only on the compensatory damages amount. AstraZeneca believes the Court made several material and reversible errors during the course of the trial and in awarding penalties. In February 2010, AstraZeneca filed a motion for a new trial and a motion for judgment notwithstanding the verdict.  A hearing on AstraZeneca’s motions is scheduled for May 2010. AstraZeneca will consider filing an appeal if necessary.

The allegations made in respect of the average wholesale price lawsuits are denied and will be vigorously defended.

Toprol-XL (metoprolol succinate)
As previously disclosed, groups of direct and indirect purchasers of Toprol-XL filed suit in 2006 against various AstraZeneca entities alleging that AstraZeneca violated antitrust laws in connection with enforcing Toprol-XL patents in the United States. The plaintiffs are seeking to pursue the cases as class actions. In 2006, AstraZeneca filed motions to dismiss those complaints. On 15 March 2010, the court ordered the parties to begin discovery and on 13 April 2010 issued an order denying AstraZeneca’s motions to dismiss. A trial date is likely to be scheduled for 2012.

Pain Pump Litigation
As previously disclosed, since February 2008, AstraZeneca LP, AstraZeneca Pharmaceuticals LP, Zeneca Holdings Inc., and/or AstraZeneca PLC have been named among other defendants with approximately 293 lawsuits, involving approximately 482 plaintiffs, filed in various US jurisdictions, alleging injuries caused by third-party pain pumps. The complaints in these cases generally allege that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, in pain pumps that were implanted into patients in co nnection with arthroscopic surgery, caused chondrolysis. Other named defendants in these cases include other manufacturers and distributors of pain medications, pain pump manufacturers, and in some cases, the surgeons. As of 14 April 2010, approximately 229 cases involving 238 plaintiffs have been voluntarily dismissed, or are in the process of being dismissed, against the AstraZeneca defendants. In addition, sixteen cases, involving 160 plaintiffs were dismissed by the courts on AstraZeneca motions, although some such claims may be refiled. AstraZeneca has likewise filed motions to dismiss or for summary judgment in numerous cases that are currently pending.

It was previously reported that, in November 2009, plaintiffs filed a renewed motion to consolidate the federal pain pump cases under the MDL process.  That motion was denied on 14 April 2010, and these cases will accordingly continue as individual lawsuits.  Likewise, in April 2010, the New Jersey Supreme Court denied plaintiffs’ petition for centralised case management of the pain pump cases pending in the New Jersey state courts.  Plaintiffs in California state court have filed a similar petition to consolidate the pain pump cases pending in that jurisdictions pursuant to a common case management plan, which AstraZeneca opposes.  The California petition is still pending.

Tax
On 23 February 2010, AstraZeneca announced that the company had entered into an agreement with HM Revenue & Customs (HMRC) in the UK to settle a long running transfer pricing issue.  As a consequence of the settlement AstraZeneca and HMRC have withdrawn the joint referral of this issue to the UK Tax Court. The agreement will result in AstraZeneca paying £505 million to HMRC to resolve all claims made by HMRC in relation to this issue for the 15-year period from 1996 to the end of 2010.  The £505 million settlement is payable in two instalments of which the first instalment of £350 million ($562 million) was paid in February 2010.  A second final instalment of £155 million is due to be paid in March 2011.   Management continues to believe that AstraZeneca’s positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is appropriately provided.

Other Actual and Potential Government Investigations
As previously disclosed, from time to time AstraZeneca receives enquiries and requests for information from governmental bodies, the nature and scope of which is not always known to AstraZeneca.  In that context, we understand that additional qui tam lawsuits under the False Claims Act have been filed.  We have not seen these sealed filings, but we understand they involve allegations relating to certain promotional practices.  AstraZeneca PLC has also received an inquiry from the US Department of Justice in connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry. We are not in a position at this time to assess whether these matters will result in any liability to the Comp any.

5       ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

In 1982, Astra AB set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc that resulted from the merger with Schering Plough) (“Merck”) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide, in part, for:

•	Annual contingent payments; and
•	Termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities, some of which are mandatory and others optional.

Further details are set out in the Annual Report and Form 20-F Information 2009.

Partial Retirement
As previously disclosed, on 17 March 2008 AstraZeneca made a net cash payment to Merck of approximately $2.6 billion.  This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory therapy area. Intangible assets of $994 million were recognised at the time with the balance of the net payment ($1,656 million) representing payments on account for product rights to be acquired in the event that the First Option and the Second Option (see below) are exercised by AstraZeneca. These ‘non-refundable deposits’ are classified as intangible assets on the statement of financial position. In the event that the First and Second Options are exercised, the rights acquired in respect of relief from contingent payments and therapy area freedoms will be valued at the time of exercise and transferred from non-refundable deposits at that time.

First Option
On 26 February 2010, AstraZeneca gave Merck an irrevocable notice of its intention to exercise the First Option.  Payment of $647 million to Merck is expected to take place on 30 April 2010. This payment will result in AstraZeneca acquiring Merck’s interests in other AstraZeneca products including Entocort, Atacand, Plendil and the authorised generic version of felodipine, and certain products still in development (principally Brilinta and AZD3355). On 30 April 2010, contingent payments on these products will c ease with respect to periods after closing of the First Option (except for contingent payments on the authorised generic version of felodipine, which will continue until June 2011) and AstraZeneca will obtain the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience therapy areas.  These rights are valued at $1,829 million and have been recognised as intangible assets from 26 February 2010 ($1,182 million having been transferred from non-refundable deposits to supplement the payment of $647 million to Merck). The non-refundable deposits of $474 million relate to benefits that would be secured upon AstraZeneca exercising the Second Option, effectively ending AstraZeneca’s arrangements with Merck (see below). The intangible assets recognised on exercise of the First Option give rise to an additional amortisation expense in the range of $10 to $45 million per annum charged to cost of sales in respect of contingent payment relief, the precise amount depe ndent upon the launch status of the covered pipeline compounds, and an additional charge to SG&A of around $60 million per annum. Amortisation on these intangible assets will not begin until the payment is made on 30 April 2010. The Company only excludes the amortisation expense charged to SG&A from the Core financial measures calculation.

Second Option
AstraZeneca may exercise the Second Option in 2012 or in 2017 or if combined annual sales of Nexium and Prilosec fall below a minimum amount which will end the contingent payments in respect of those two products and effectively end AstraZeneca’s relationship with and obligations to Merck (other than some residual manufacturing arrangements).  The exercise price for the Second Option is the net present value of the future annual contingent payments on Nexium and Prilosec as determined at the time of exercise.&# 160; If the Second Option is exercised then amortisation related to the ability to exploit opportunities in the Gastrointestinal therapy area will commence, in the amount of around $25 million per annum (charged to SG&A), as well as an as yet indeterminable amount of amortisation related to relief from contingent payments.

The intangible assets relating to purchased product rights and the intangible assets relating to non-refundable deposits are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed. If it becomes probable that the Second Option will not be exercised, the non-refundable deposits for the product rights to be acquired under the Second Option will be expensed immediately.

6      FIRST QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	1st Quarter 2010 $m	1st Quarter 2009 $m	Actual	Constant Currency
US	3,698	3,624	2	2
Western Europe1	2,465	2,176	13	7
Canada	352	267	32	12
Japan	572	497	15	14
Other Established ROW	232	161	44	7
Established ROW2	1,156	925	25	12
Emerging Europe	310	264	17	8
China	259	190	36	36
Emerging Asia Pacific	219	184	19	10
Other Emerging ROW	469	338	39	23
Emerging ROW3	1,257	976	29	19
Total Revenue	8,576	7,701	11	7

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

7      FIRST QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	Q1 2010 $m	Actual Growth %	Constant Currency Growth %	Q1 2010 $m	Actual Growth %	Q1 2010 $m	Actual Growth %	Constant Currency Growth %	Q1 2010 $m	Actual Growth %	Constant Currency Growth %	Q1 2010 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,239	4	-	653	(7)	331	14	8	108	29	4	147	30	21
Losec/Prilosec	249	18	12	18	(6)	67	12	3	99	16	11	65	35	33
Other	32	33	29	18	50	11	10	-	1	-	-	2	100	100
Total Gastrointestinal	1,520	7	2	689	(6)	409	14	7	208	22	7	214	32	25
Cardiovascular:
Crestor	1,300	34	27	583	22	281	38	30	291	57	37	145	42	29
Seloken/Toprol-XL	367	27	24	236	34	24	(4)	(12)	9	-	(11)	98	26	18
Atacand	373	15	7	56	(8)	195	16	10	53	36	10	69	25	13
Tenormin	67	2	(3)	3	(25)	16	-	(6)	29	(3)	(3)	19	19	6
Zestril	42	(11)	(15)	4	-	22	(27)	(30)	5	25	25	11	22	11
Plendil	66	8	5	4	33	8	(33)	(33)	3	-	(33)	51	19	16
OnglyzaTM	4	n/m	n/m	4	n/m	-	-	-	-	-	-	-	-	-
Others	68	21	14	9	-	30	(3)	(10)	6	-	-	23	21	11
Total Cardiovascular	2,287	26	20	899	24	576	19	12	396	43	25	416	29	19
Respiratory:
Symbicort	701	36	29	173	75	375	19	11	62	82	59	91	36	27
Pulmicort	243	(17)	(20)	92	(47)	64	8	2	24	9	5	63	66	55
Rhinocort	55	(14)	(19)	24	(35)	11	-	(9)	3	50	-	17	21	14
Others	69	8	2	13	8	31	7	-	6	50	50	19	-	(11)
Total Respiratory	1,068	14	8	302	(6)	481	16	9	95	53	37	190	38	28
Oncology:
Arimidex	511	10	7	244	11	163	11	4	65	14	7	39	(3)	(8)
Casodex	143	(39)	(42)	3	(94)	31	(44)	(47)	81	(18)	(18)	28	-	(11)
Zoladex	265	14	6	9	(18)	77	-	(8)	103	16	9	76	38	25
Iressa	83	22	19	1	-	6	-	-	37	9	9	39	18	12
Others	95	13	8	33	10	30	11	7	13	8	8	19	27	7
Total Oncology	1,097	1	(3)	290	(8)	307	-	(6)	299	3	(1)	201	18	8
Neuroscience:
Seroquel	1,307	16	13	913	14	236	12	5	71	45	31	87	34	18
Local Anaesthetics	149	13	5	8	-	72	9	3	39	15	3	30	25	13
Zomig	106	5	-	42	(2)	46	10	2	15	15	8	3	-	(33)
Diprivan	75	17	13	12	20	15	(12)	(18)	13	-	-	35	46	38
Others	10	-	(10)	-	(100)	7	-	(14)	-	(100)	(100)	3	200	200
Total Neuroscience	1,647	15	11	975	13	376	10	3	138	25	15	158	35	21
Infection & Other:
Synagis	459	(16)	(16)	351	(25)	108	46	46	-	-	-	-	-	-
Non Seasonal Flu	39	n/m	n/m	39	n/m	-	-	-	-	-	-	-	-	-
Merrem	233	15	8	45	(2)	101	22	14	12	20	-	75	19	8
FluMist	2	-	-	2	-	-	-	-	-	-	-	-	-	-
Others	28	(35)	(40)	17	(19)	3	(80)	(80)	5	25	(100)	3	-	100
Total Infection & Other	761	(4)	(6)	454	(16)	212	23	20	17	21	(29)	78	18	12
Aptium Oncology	64	(39)	(39)	64	(39)	-	-	-	-	-	-	-	-	-
Astra Tech	132	13	6	25	25	104	9	2	3	50	-	-	-	-
Total	8,576	11	7	3,698	2	2,465	13	7	1,156	25	12	1,257	29	19

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	29 April 2010
Announcement of second quarter and half year 2010 results	29 July 2010
Announcement of third quarter and nine months 2010 results	28 October 2010

DIVIDENDS

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 15 Stanhope Gate London W1K 1LN UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this presentation and AstraZ eneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.

Item 29

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 29 APRIL 2010

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today.  As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2009:
VOTES FOR:                                880,212,449 (97.47%)
VOTES AGAINST:                        22,873,703 (2.53%)

The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:
VOTES FOR:                                904,132,422 (99.99%)
VOTES AGAINST:                        78,674 (0.01%)

The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:
VOTES FOR:                                900,380,559 (99.73%)
VOTES AGAINST:                        2,407,740 (0.27%)

The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:
VOTES FOR:                                901,629,932 (99.87%)
VOTES AGAINST:                        1,128,764 (0.13%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Louis Schweitzer as a Director:
VOTES FOR:                                858,553,510 (95.86%)
VOTES AGAINST:                        37,125,298 (4.14%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect David Brennan as a Director:
VOTES FOR:                                891,533,604 (99.51%)
VOTES AGAINST:                        4,360,891 (0.49%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect Simon Lowth as a Director:
VOTES FOR:                                892,162,691 (99.72%)
VOTES AGAINST:                        2,548,852 (0.28%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to elect Jean-Philippe Courtois as a Director:
VOTES FOR:                                901,489,465 (99.84%)
VOTES AGAINST:                        1,489,085 (0.16%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect Jane Henney as a Director:
VOTES FOR:                                889,580,636 (98.41%)
VOTES AGAINST:                        14,406,623 (1.59%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to re-elect Michele Hooper as a Director:
VOTES FOR:                                902,643,793 (99.84%)
VOTES AGAINST:                        1,402,670 (0.16%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect Rudy Markham as a Director:
VOTES FOR:                                861,286,289 (95.27%)
VOTES AGAINST:                        42,746,693 (4.73%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(h): Ordinary Resolution to re-elect Dame Nancy Rothwell as a Director:
VOTES FOR:                                889,666,459 (99.72%)
VOTES AGAINST:                        2,456,470 (0.28%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to re-elect John Varley as a Director:
VOTES FOR:                                902,382,503 (99.82%)
VOTES AGAINST:                        1,646,125 (0.18%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:
VOTES FOR:                                858,926,295 (95.01%)
VOTES AGAINST:                        45,113,576 (4.99%)

The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2009:
VOTES FOR:                                812,323,772 (95.93%)
VOTES AGAINST:                        34,430,763 (4.07%)

The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to authorise limited EU political donations:
VOTES FOR:                                879,914,915 (98.35%)
VOTES AGAINST:                        14,767,567 (1.65%)

The Resolution was passed as an Ordinary Resolution.

Resolution 8: Ordinary Resolution to authorise the Directors to allot shares:
VOTES FOR:                                883,271,101 (98.22%)
VOTES AGAINST:                        16,014,678 (1.78%)

The Resolution was passed as an Ordinary Resolution.

Resolution 9: Special Resolution to authorise the Directors to disapply pre-emption rights:
VOTES FOR:                                899,439,826 (99.52%)
VOTES AGAINST:                        4,305,473 (0.48%)

The Resolution was passed as a Special Resolution.

Resolution 10: Special Resolution to authorise the Company to purchase its own shares:
VOTES FOR:                                901,788,245 (99.80%)
VOTES AGAINST:                        1,833,197 (0.20%)

The Resolution was passed as a Special Resolution.

Resolution 11: Special Resolution to reduce notice period for general meetings:
VOTES FOR:                                819,619,605 (90.67%)
VOTES AGAINST:                        84,323,904 (9.33%)

The Resolution was passed as a Special Resolution.

Resolution 12: Special Resolution to adopt new Articles of Association:
VOTES FOR:                                851,736,127 (94.38%)
VOTES AGAINST:                        50,740,210 (5.62%)
The Resolution was passed as a Special Resolution.

Resolution 13: Ordinary Resolution to approve the AstraZeneca Investment Plan:
VOTES FOR:                                674,219,170 (87.52%)
VOTES AGAINST:                        96,123,208 (12.48%)
The Resolution was passed as an Ordinary Resolution.

AstraZeneca also announced that, following John Buchanan’s departure from the Board, Michele Hooper has been appointed by the Board as Chairman of the Audit Committee.

A C N Kemp
Company Secretary
29 April 2010

Item 30

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,526 ordinary shares of AstraZeneca PLC at a price of 2902 pence per share on 29 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,446,962,650.

A C N Kemp
Company Secretary
30 April 2010

Item 31

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 30 April 2010 the following Directors of the Company notified us that, on 30 April 2010, they purchased AstraZeneca PLC Ordinary Shares of $0.25 each.

Name of Director	Number of shares purchased	Purchase price	Number of shares held following purchase	Percentage of shares in issue
Louis Schweitzer	1,299	2872.5p	6,655	0.0005
Jane Henney	275	2872.5p	1,062	0.00007
Rudy Markham	271	2872.5p	1,691	0.0001
Nancy Rothwell	275	2872.5p	1,062	0.00007

A C N Kemp
Company Secretary
30 April 2010